April 17, 2006

Via Mail and Fax

Mr. Dean E. Taylor
President and Chief Executive Officer
Tidewater Inc.
601 Poydras Street
New Orleans, LA 70130

	RE: 	Tidewater Inc.
		Response Letter Filed April 4, 2006
		File Number: 001-11605

Dear Mr. Taylor:

	We have reviewed your response letter indicated above and have the following comments. If you disagree with any of the comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Some of our comments may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Response Letter Filed April 4, 2006

1. Refer to your response to comment number 1. It appears from your disclosures in the Form 10-K and footnote 2 to the second column of the table in your response to comment number 10 that 83 of the 89 vessels cold stacked at March 31, 2004 were considered impaired, yet this response states that only 71 of these vessels were impaired at this date. Please reconcile this difference and clarify your intended disclosure. In regard to the other 12 impaired vessels (i.e., 83 minus 71) not discussed in this response, provide us with all pertinent details to help us understand the derivation of these and clarify how they relate to the number of vessels cold stacked at March 31, 2004. In regard to the 18 cold stacked vessels indicated in this response that are considered likely to return service, tell us and disclose their utilization rate since March 31, 2004, most recent status, and conclusion regarding impairment along with support for such conclusion.

2. Refer to your response to comment number 3. Please clarify for us and in your intended disclosure that useful lives only extend to the next inspection/recertification date after the original useful lives established for the vessels have expired. Tell us and disclose what determinations are made in regard to useful lives of vessels not recertified and how you classify such vessels (i.e., cold stacked, withdrawn from service, impaired and/or held for sale).

3. Refer to your response to comment number 9. It appears to us that a history of your stock options as disclosed in your Form 10-Ks, inclusive of the approximately 1.2 million outstanding on March
31, 1991, plus exercises in 2006 as stated in your response indicate a steady and consistent increase in the life of options granted after 1995 to first six years then later seven or more years. Please explain to us why an estimated life based solely on grants from 1992 through 1995 is more representative than that indicated by the historical trend subsequent to 1995 after giving effect to options outstanding at March 31, 1991.

4. Refer to your response to comment number 6. In addition to your proposed added disclosure, please disclose the depreciation policy for vessels impaired/not impaired and/or held for sale whether in service or withdrawn from service, and why vessels for sale are not classified as held for sale and when it is appropriate to classify them as such. Also, it appears disclosure within the "Properties and Equipment" note to or on the face of the financial statements that segregates the carrying amount of vessels in service, cold stacked and withdrawn from service would be meaningful information. Further, when you disclose the total number of vessels in your fleet, as you did on page 3 of the Form 10-K for the year ended March 31, 2005, we believe it would be useful to indicate the number of vessels each in service, cold stacked and withdrawn from service for more transparency of the status of your fleet. Please advise.

5. Refer to your response to comment number 10. The last column of the table indicates 59 vessels were cold stacked at March 31, 2004, yet the disclosure in the Form 10-K and your response to comment number 1 indicate that 89 were cold stacked. Please reconcile this difference. Explain to us why amounts shown in the last column of the table as withdrawn from service are not offset in the same line within the preceding columns. Explain to us and disclose the distinction between vessels in the last column that are sold and those in the "For sale" column. Tell us and disclose whether any vessels in the "For sale" column are impaired, and the intended disposition of vessels in the "Impaired vessels" column. Explain to us how vessels enter in and are removed from the table and transferred between columns in the table, and in particular, how and when stacked vessels are considered to be withdrawn from service. Tell us and disclose the carrying amount associated with each column at each period ended date presented, and for the last column, amounts associated with each market. Clearly disclose, or make reference to where such disclosure exists, the accounting associated with each column in the table.

6. Based on information in your responses and disclosures, it appears that "stacked/cold stacked" vessels are considered to be in service. Please clarify this for us and in your disclosures, and clearly define what you consider to be a stacked/cold stacked vessel.


	Please file your response to our comments via EDGAR within 10 business days from the date of this letter. You may contact Doug
Jones at 202-551-3309, Lyn Shenk at 202-551-3380, or me at 202-
551-3812 with any questions.

	Sincerely,



	Michael Fay
	Accounting Branch Chief

cc: J. Keith Lousteau, Executive Vice President and Chief
Financial Officer